# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 10, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __          **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __          **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __          **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

# NEWS RELEASE

## DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in ordinary shares of the Company.

Details of the transactions are provided below:

| | |
|---|---|
| Name of prescribed officer | Stewart Bailey |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 10 August 2021 |
| Nature of transaction | On-market purchase of shares |
| Class of security | Ordinary shares |
| Number of shares purchased | 2,077 |
| VWAP per share | R240.77 |
| Highest price per share | R240.82 |
| Lowest price per share | R239.49 |
| Value of transaction (excluding fees) | R500,080.73 |
| Nature and extent of interest | Direct, Beneficial |
| Prior clearance to deal | Obtained |

**ENDS**

10 August 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

**CONTACTS**

**Media**
**Chris Nthite**          +27 11 637 6388/+27 83 301 2481          cnthite@anglogoldashanti.com
**Julie Bain**            +27 663 640 038

**General inquiries**                                                media@anglogoldashanti.com

**Investors**
**Sabrina Brockman**      +1 646 880 4526/ +1 646 379 2555          sbrockman@anglogoldashanti.com
**Yatish Chowthee**       +27 11 637 6273 / +27 78 364 2080         yrchowthee@anglogoldashanti.com
**Fundisa Mgidi**         +27 11 6376763 / +27 82 821 5322          fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 10, 2021

By:       /s/ MML MOKOKA
Name:   MML Mokoka
Title:     Company Secretary